Direct Phone: 503.553.3185
jason.powell@foster.com

November 4, 2022

VIA U.S. MAIL

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Fundhomes 1, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed October 13, 2022
File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed October 26, 2022, File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

COVER PAGE

1.	We note your revised disclosure in response to prior comment 1 that a fully executed subscription agreement for any particular investor in a Series Offering will be accepted or rejected by the Manager within 30 days of being received by the Series. Additionally, it continues to appear you reserve the right for the manager to terminate this offering in its sole discretion prior to closing. Given the length of time you have to process subscription requests and can reject or delay a subscription for any reason and may terminate the offering at any time prior to closing, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

Response:	We have revised the language in the Offering Circular in the “Plan of Distribution” section with the following language to address this comment.

United States Securities and Exchange Commission
November 4, 2022

We reserve the right to reject any investor’s subscription in whole or in part if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act, or for other factors such as, but not limited to, investors providing incorrect payment information, or the investor not satisfying AML/KYC screening criteria of the Broker. We will make a decision to reject an investor’s subscription as soon as is reasonably possible, but in no event more than ten (10) calendar days after receipt of an investor’s executed subscription agreement. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

2.	Please reconcile your disclosure that if an initial closing has not occurred, a Series Offering will be terminated upon the earliest to occur of (i) six months after the date the Series Offering begins with your disclosure that an initial closing of a Series Offering will take place on the earliest to occur of ... (iii) the date that is one year after the date that a particular Series Offering begins. It appears an initial closing could not occur in one year under these provisions, as the offering would already have terminated in six months.

Response:	We have revised the language in the Offering Circular in all applicable sections with the following language to address this comment.

The Company may undertake one or more closings on a rolling basis, and, after each closing, funds tendered by investors will be available to the Company through the Escrow Agent, and Interests will be issued to investors.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold, (ii) the date at which the Offering is earlier terminated by the Company, in its sole discretion or (iii) the date that is three years from this offering being qualified by the SEC. At least every 12 months after this Offering has been qualified by the SEC the company will file a post-qualification amendment to include the company’s recent financial statements. In addition, the Company may periodically file a post-qualification amendment to include additional Series Interests to this Offering..

United States Securities and Exchange Commission
November 4, 2022

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS General, page 65

3.	Refer to comment 15 in our letter dated August 10, 2022. Please expand your disclosure in this section to address the implications for investors in a series in the event such series may not be treated as a separate corporation for tax purposes and address the applicability of IRS regulations on domestic series LLCs including the 2010 proposed regulations regarding the classification for Federal tax purposes of a series of a domestic series limited liability company, as applicable.

Response:	The entire section titled “Material U.S. Federal Income Tax Considerations” has been revised and now addresses your concerns noted above

4.	We note your statement, on page 64, that “The statements in this section … are for general information purposes only and are not tax advice.” As previously noted, please remove or revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the Offering Statement.

Response:	This statement as been removed from the section titled “Material U.S. Federal Income Tax Considerations”

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

/s/ Jason M. Powell
Jason M. Powell
Principal

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